SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 11 February, 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




press release

February 11, 2003


                    BP REPLACES ANNUAL PRODUCTION BY 175 PER CENT


BP said today that it had replaced 175 per cent of the oil and gas it produced in 2002, the tenth year in a row it had replenished reserves by more than its annual output through successful exploration.

It also set out plans to spend more than $20 billion over the next five years on five new global profit centres which would more than offset decline in mature provinces such as the UK North Sea.

Speaking to the financial community in London shortly after announcing full-year profits of $8.7 billion, a nine per cent rise in the dividend and the intention to buy back $2 billion of company stock, chief executive Lord Browne said:

"This is a very exciting moment in the history of BP. Our success in exploration is allowing us to diversify and expand the company's production portfolio, while also improving its quality."

Browne said the new profit centres - the deepwater Gulf of Mexico, Trinidad, Angola, Azerbaijan and Asia Pacific LNG - were as significant in scale, capital and reserves for BP's future as had been its development of the North Sea and Alaska some 30 years ago.

The five centres would absorb some 50 per cent of likely annual spend by BP's exploration and production business between now and 2007, with post-tax earnings and cashflow per barrel expected to rise as output from the new areas increases.

BP estimated that, of a group total of $14.2 billion, upstream capital spend would be around $10 billion this year, falling away to some $9 billion annually after 2004. Investment in a sixth profit centre, BP's 50 per cent stake in a new Russian business announced today, should be self-financing.

Before taking into account the impact of sales or acquisitions made after January 1, 2003 including its new Russian business, BP said oil and gas production capacity would have stayed flat or grown modestly by up to three per cent this year. On the same basis, production capacity would have risen on average by three to four per cent a year from 2000 to 2005, and around five per cent a year from 2003-2007.

"I would stress these are estimates of capacity, not targets for production from that capacity. Growth rates will vary from year to year. Production volumes can be a useful indicator of growth, but they are only really useful when combined with a balanced view of all the other factors which go to create value," Browne told analysts.

Predicated on standardised assumptions - including a $16 oil price and a gas price of $2.70 per thousand cubic feet - BP expects return on capital employed for the group overall to be broadly flat over the next three years.

It said the impact of temporarily higher spend on the new profit centres should be offset by cost and productivity improvements and ongoing high-grading of the portfolio. This would be further helped by better performance in the petrochemicals business where focus on seven core products offering clear competitive advantage is expected to boost capital returns by three per cent by 2006.

Commenting on BP group results for 2002, Browne said that financial performance "was strongly competitive with that of our peers", delivering $8.7 billion of income, $19.3 billion of pre-tax cash from operations and $6.8 billion pre-tax from disposals. Return on capital was 13 per cent and the debt to debt-plus-equity ratio fell by two percentage points to less than 28 per cent.

"In underlying terms - that is, against our standardised assumptions - our performance improved by $1.2 billion before tax. Results per share on those standardised assumptions rose by around 15 per cent per annum on average over the years 2000 to 2002 - exceeding our target of a ten per cent average annual compound rise through the period 2000 to 2003."

Looking forward, Browne said he expected divestments to continue at the rate of $3 billion to $6 billion in 2003 - within BP's recent historic range - and for gearing to be maintained within the band of around 25 to 35 per cent.

"Our aim is to deliver value. Clearly the value growth - measured in terms of results per share - which has come from mergers and acquisitions was exceptional. In the new phase we've now entered, we have to find ways of delivering growth in value at a distinctive rate.

"That means continually managing the portfolio to ensure we have a distinctive set of assets and markets in which to invest. And it means managing costs, starting with what we've identified for 2003 but going beyond that in ways we haven't yet quantified," Browne said.

"Maximising value, of course, involves judgement. Business is not a cut and dried mechanical process driven solely by financial frameworks. If we knew far more about the world and the future than we can ever know, we could manage the maximisation of value with mathematical levels of precision. But we can't.

"Reality is different - as current circumstances are reminding us - and that's why we've moved from single-point targets, whether for production, return on capital or anything else, because such targets can distort the implementation of strategy.

"We've moved instead to using indicative ranges. We believe that it is a more transparent way of demonstrating how we actually manage the business. Taken together in a balanced way, those ranges are indicators of progress and they capture the next phase of performance improvement. I hope we have conveyed some sense of how excited we are about this phase, and of how confident we are that it will continue to deliver a leading level of performance."

Statements made in this announcement, particularly those regarding cash flow, costs, earnings, gearing, growth, improvements, portfolio changes, profit centres, production capacity, returns and spending plans are or may be forward looking statements. Actual results may differ from those expressed in such statements, depending on a variety of factors, including: future levels of industry product supply; demand and pricing; political stability and economic growth in relevant areas of the world; development and use of new technology and successful partnering; the actions of competitors; natural disasters and other changes in business conditions; and wars and acts of terrorism or sabotage.

References in this announcement to results and other financial measures are to such measures calculated on a pro-forma basis, which in the case of past results have been adjusted for special items. The pro-forma result is replacement cost profit before exceptional items excluding acquisition amortisation (ie depreciation relating to the fixed asset revaluation adjustment and amortisation of goodwill consequent upon the ARCO and Burmah Castrol acquisitions). The pro-forma result, adjusted for special items, has been derived from BP's UK GAAP accounting information but is not in itself a recognised UK or US GAAP measure. 'Capital employed' and 'debt plus equity' are calculated on a pro-forma basis which excludes the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions. 'Return' and 'debt to debt-plus-equity' refer to ratios calculated using these measures.



Further information:

BP Press Office, London, tel: +44 (0)207 496 4624/4708/4358/4851


                                    - ENDS -


END




                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 11 February, 2003                          /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary